Contact

www.linkedin.com/in/jason-smith-28613b50 (LinkedIn)

Jason Smith

CTO Driven Technologies

Boulder, Colorado, United States

Experience

Driven Tech

CTO

June 2021 - Present (2 years 3 months)

Boulder, Colorado, United States

CeramicSpeed Sport A/S

CTO

November 2016 - May 2021 (4 years 7 months)

Boulder, Colorado, United States

Friction Facts

Founder

July 2012 - November 2016 (4 years 5 months)

Boulder, Colorado, United States

Education

Penn State University

Bachelor of Science - BS, Materials Science and Engineering · (June 1990 - June 1995)